SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No.  )

                            Uranium Resources, Inc.
                               (Name of Issuer)

                   Common Stock, Par Value $0.001 Per Share
                        (Title of Class of Securities)

                                  916901-30-9
                                (CUSIP Number)

                              Brian L. Blomquist
           7711 Carondelet Ave., St. Louis, MO 63105, (314) 727-5305
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 22, 1995
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box   [X].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 916901-30-9

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Ryback Management Corporation

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]
                                                         (b) [X]

3     SEC USE ONLY


4     SOURCE OF FUNDS
      00

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Michigan

                            7  SOLE VOTING POWER
                               4,400,525
      NUMBER OF
      SHARES                8  SHARED VOTING POWER
      BENEFICIALLY              -0-
      OWNED BY
      EACH                  9  SOLE DISPOSITIVE POWER
      REPORTING                4,400,525
      PERSON
      WITH                 10  SHARED DISPOSITIVE POWER
                                -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      4,400,525

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES   [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      39.5%

14    TYPE OF REPORTING PERSON

      IA, CO

                                 SCHEDULE 13D

CUSIP NO. 916901-30-9

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lindner Dividend Fund, a separate series of Lindner
      Investments

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]
                                                         (b) [X]

3     SEC USE ONLY


4     SOURCE OF FUNDS
      WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Massachusetts

                            7  SOLE VOTING POWER
                               -0-
      NUMBER OF
      SHARES                8  SHARED VOTING POWER
      BENEFICIALLY             -0-
      OWNED BY
      EACH                  9  SOLE DISPOSITIVE POWER
      REPORTING                -0-
      PERSON
      WITH                 10  SHARED DISPOSITIVE POWER
                               -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      2,589,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES    [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      23.2%

14    TYPE OF REPORTING PERSON

      IV, OO

                                 SCHEDULE 13D

CUSIP NO. 916091-30-9

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lindner Growth Fund, a separate series of Lindner
      Investments

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]
                                                         (b) [X]

3     SEC USE ONLY


4     SOURCE OF FUNDS
      WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Massachusetts

                            7  SOLE VOTING POWER
                                -0-
      NUMBER OF
      SHARES                8  SHARED VOTING POWER
      BENEFICIALLY              -0-
      OWNED BY
      EACH                  9  SOLE DISPOSITIVE POWER
      REPORTING                 -0-
      PERSON
      WITH                 10  SHARED DISPOSITIVE POWER
                                -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      811,525

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES    [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.3%

14    TYPE OF REPORTING PERSON

      IV, OO

                                 SCHEDULE 13D

CUSIP NO. 916901-30-9

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lindner Bulwark Fund, a separate series of Lindner
      Investments

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]
                                                         (b) [X]

3     SEC USE ONLY


4     SOURCE OF FUNDS
      WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)    [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Massachusetts

                            7  SOLE VOTING POWER
                               -0-
      NUMBER OF
      SHARES                8  SHARED VOTING POWER
      BENEFICIALLY             -0-
      OWNED BY
      EACH                  9  SOLE DISPOSITIVE POWER
      REPORTING                -0-
      PERSON
      WITH                 10  SHARED DISPOSITIVE POWER
                               -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      750,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES    [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.7%

14    TYPE OF REPORTING PERSON

      IV, OO

Item 1. Security and Issuer.

Common Stock, par value $0.001 per share, (the "Stock") of Uranium Resources, Inc. (the "Issuer"), 12750 Merit Drive, Suite 1020, Dallas, Texas 75251.

Item 2. Identity and Background.

Ryback Management Corporation, a Michigan corporation ("Ryback"), is a registered investment adviser providing investment advisory services to a number of investment company clients, including Lindner Dividend Fund ("Dividend Fund"), Lindner Growth Fund ("Growth Fund") and Lindner Bulwark Fund ("Bulwark Fund") (Ryback, Dividend Fund, Growth Fund and Bulwark Fund are collectively referred to herein as the "Reporting Persons"). Dividend Fund, Growth Fund and Bulwark Fund are separate series of Lindner Investments, a Massachusetts business trust (the "Trust"), a registered investment company. The address of the principal business and principal office for each of the Reporting Persons is 7711 Carondelet Ave., St. Louis, MO 63105.

The following table sets forth certain information with respect to the executive officers and directors of Ryback and the Trust. Each person is a citizen of the United States and, unless otherwise indicated, has his business address at 7711 Carondelet Ave., St. Louis, MO 63105.

                           Principal Occupation and
                           Business Address if Different
Name                       from that set forth above
----                       -----------------------------
Eric E. Ryback (1)(2)(3)   President of Ryback

Robert A. Lange (1)        Senior Vice President of Ryback

Brian L. Blomquist (1)     Vice President and Assistant
                           Secretary of Ryback

Lawrence G. Callahan (1)   Vice President of Ryback

Terrence P. Fitzgerald (3) Vice President, Development Director,
                           The Mills Corporation
                           Washington Harbour
                           3000 K Street, NW, Suite 400
                           Washington, DC

Marc P. Hartstein (3)      Assistant to Vice President,
                           Anheuser-Busch, Inc.
                           3 Middlebrook Lane
                           St. Louis, Missouri

Donald J. Murphy (3)       President of Murcom Financial, Ltd.
                           970 E. Deerpath
                           Lake Forest, Illinois

Doug T. Valassis (2)(3)(4) Chairman of the Board and Treasurer
                           of Ryback and President of Franklin
                           Enterprises, Inc.
                           520 Lake Cook Road
                           Deerfield, Illinois

Robert L. Byman (3)        Partner in the law firm of
                           Jenner & Block
                           One IBM Plaza, Chicago, Illinois

Peter S. Horos (3)         Investment Manager, All State Life
                           Insurance Company, All State Plaza,
                           Northbrook, Illinois

Dennis P. Nash (3)         Vice President, Nellis Feed Company
                           899  Skokie Blvd.
                           Northbrook, Illinois

Edward W. Elliot, Jr.(4)   Vice Chairman, Franklin Enterprises, Inc.
                           520 Lake Cook Road
                           Deerfield, Illinois

D. Craig Valassis (2)(4)   Vice President, Franklin Enterprises, Inc.
                           520 Lake Cook Road
                           Deerfield, Illinois

Robert L. Miller (2)       Treasurer, Franklin Enterprises, Inc.
                           520 Lake Cook Road
                           Deerfield, Illinois
---------------------------
(1) Each is also an executive officer of the Trust
(2) Director of Ryback
(3) Trustee of the Trust
(4) Messrs. Doug T. Valassis, D. Craig Valassis and Edward W.
    Elliot, Jr. are co-Trustees of the Valassis Irrevocable Trust u/t/a dated October 14, 1992, which is the owner of 77.5% of the voting securities of Ryback

None of the Reporting Persons nor any of their executive officers, directors or trustees has, during the last five years, been convicted in a criminal proceeding.

None of the Reporting Persons nor any of their executive officers, directors or trustees has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The source of the funds used by each of the Reporting Persons in the acquisition of Stock was its respective working capital.

Item 4. Purpose of Transaction.

The primary purpose for the acquisition of shares of Stock by the Reporting Persons is for investment. The Reporting Persons may consult with other shareholders of the Issuer, other members of management of the Issuer or other persons about the Issuer and its business from time to time. In addition, the Reporting Persons may acquire or seek to acquire beneficial ownership of additional shares of Stock from time to time in the open market, in privately negotiated transactions, through proxies, consents, or other agreements or otherwise or may dispose of or seek to dispose of the shares of Stock they hold.

In connection with a Note and Warrant Purchase Agreement (the "Purchase Agreement"), dated May 25, 1995, among the Issuer, the Trust (on behalf of Bulwark Fund) and the Dividend Fund, the Issuer agreed to appoint to its Board of Directors two individuals designated by the Trust and Dividend Fund and to nominate such individuals for re-election to the Board of Directors at the Annual Meeting of shareholders held on December 19, 1995. Messrs. George R. Ireland and James B. Tompkins were the designees of the Trust and Dividend Fund that were appointed to the Issuer's Board of Directors and nominated for re-election at the Issuer's Annual Meeting. Both were elected to serve as directors until the next annual meeting of shareholders of the Issuer or until their successors are elected and qualified. The reporting persons have no present plans or proposals with respect to the Issuer of the kind set forth under Item 4 of the Schedule 13D Instructions.

Item 5. Interest in Securities of the Issuer.

(a) Dividend Fund beneficially owns 2,589,000 shares of Stock (approximately 23.2% of the outstanding shares of Stock). Of these 2,589,000 shares of Stock, Dividend Fund beneficially owns 1,125,000 shares of Stock as a result of convertible notes held by Dividend Fund that were acquired pursuant to the Purchase Agreement, it beneficially owns 625,000 shares of Stock as a result of Warrants issued to it pursuant to the Purchase Agreement and it beneficially owns directly an additional 839,000 shares of Stock. Growth Fund beneficially owns directly 811,525 shares of Stock (approximately 7.3% of the outstanding shares of Stock) and Bulwark Fund beneficially owns 750,000 shares of Stock (approximately 6.7% of the outstanding shares of Stock). Of these 750,000 shares of Stock, Bulwark Fund beneficially owns 375,000 shares of Stock as a result of convertible notes held by Bulwark Fund that were acquired pursuant to the Purchase Agreement and beneficially owns 375,000 shares of Stock as a result of Warrants issued to it pursuant to the Purchase Agreement. Ryback, in its capacity as investment adviser to Dividend Fund, Growth Fund and Bulwark Fund, may be deemed beneficial owner of such shares. Ryback, in its capacity as investment adviser to other investment counseling clients, may also be deemed the beneficial owner of an additional 250,000 shares of Stock.

(b) Ryback has sole dispositive power and sole voting power with respect to the shares owned by Dividend Fund, Growth Fund and Bulwark Fund.

(c) During the sixty days immediately preceding the date of this filing, the Reporting Persons engaged in the following transactions with respect to the Stock.

            Transaction    Number of     Price
Date           Type         Shares     Per Share  Consideration
----        -----------    ---------   ---------  -------------
12/22/95    Purchase(1)     500,000      4.00      $2,000,000
12/29/95    Purchase(1)       2,000      5.50      $   11,000
---------------
(1)  By Dividend Fund

(d) No other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Stock held by any of the Reporting Persons.

(e) The Reporting Persons described in this Schedule have not ceased to be beneficial owners of more than 5% of the outstanding shares of Stock.

Item 6. Contracts, Arrangements, Understandings or
        Relationships with Respect to Securities of the Issuer.

On May 25, 1995, the Issuer received $6 million pursuant to the Purchase Agreement, and the Trust (on behalf of Bulwark Fund) and Dividend Fund purchased convertible notes in the aggregate principal amounts of $1,500,000 and $4,500,000, respectively (the "Notes"). In addition, the Issuer issued warrants to purchase 375,000 shares and 1,125,000 shares of Stock at a purchase price of $4.00 per share to the Trust (on behalf of Bulwark Fund) and to Dividend Fund, respectively. In connection with the Purchase Agreement, the Issuer agreed to appoint to its Board of Directors two designees of the Trust (on behalf of Bulwark Fund) and Dividend Fund and to nominate such individuals for re-election at each annual meeting of stockholders of the Issuer until the Issuer fulfills its payment obligations under the Notes (see Item 4 for details regarding this arrangement).

Item 7. Material to be Filed as Exhibits.

None.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 16, 1996          /S/ ERIC E. RYBACK
                                  ----------------------------
                                  Eric E. Ryback, President
                                  Ryback Management Corporation
                                  Lindner Investments